Exhibit 99.1

NEWS RELEASE
Richmont Mines Inc., 1501 McGill College Avenue, Suite 2930, Montreal, QC H3A 3M8 Canada

IMMEDIATE RELEASE

RICHMONT MINES HITS 73.54 G/T AU OVER 7 METRES AT ITS CRIPPLE CREEK PROPERTY

MONTREAL, Quebec, Canada, April 12, 2010 – Richmont Mines Inc. (TSX - NYSE Amex: RIC), (“Richmont” or the “Company”) is pleased to announce preliminary assay results from the surface drilling program at the Company’s 100%-owned Cripple Creek property, located west of the Timmins Gold Deposit in Ontario. Exploration results obtained so far are very promising and confirm the overall potential of this asset.

Highlights of the results include:

•	73.54 g/t Au (20.71 g/t Au cut at 30 g/t Au) over 7 metres

▪ Including 193.24 g/t Au over 1 metre, 222.42 g/t Au over 1 metre, 44.18 g/t Au over 1 metre, and 22.49 g/t Au over 1 metre

•	22.76 g/t Au over 0.5 metres

•	12.31 g/t Au over 0.8 metres

Commenting on the results, President and CEO Martin Rivard noted: “We are very excited about the results obtained to date from our surface drilling program on Cripple Creek, as they reaffirm the true potential of this property. We hope to complete this first phase of drilling in the coming weeks, and plan to evaluate future drilling options once the full results are in.”

TABLE 1 - DRILL RESULTS FOR CRIPPLE CREEK PROPERTY(1)(2)

	Hole Number	From (metres)	To (metres)	Core Length (metres)	Grade (g/t Au)	Grade (cut at 30 g/t Au)
Zone 16	CC-10-45	327	329	2	2.62
		330	331.55	1.55	1.3
		333	340	7	73.54	20.71
		370	371	1	8.5
		406	407	1	1.65
		426	427	1	1.03
		431	433	2	2.23
		478	479	1	2.13
	CC-10-46	172.8	173.3	0.5	22.76
	CC-10-50	Results pending
	CC-10-51	461	463	2	1.97
		466	468	2	2.42
Mahoney Zone	CC-10-48	272	274	2	1.48
		346.9	347.7	0.8	12.31
		368	369	1	2.13
		373	374.15	1.15	1.65
		396	398	2	1.29
		441	443.6	2.6	1.42
		580	582	2	2.28
(1)	Please see the National Instrument 43-101 disclosure at the end of this release for analysis details.
(2)	Widths reported are drill core widths; true widths are unknown at this time.

RICHMONT MINES HITS 73.5 G/T AU OVER 7.0 METERS AT ITS CRIPPLE CREEK PROPERTY
April 12, 2010

TABLE 2 - ASSAY RESULT DETAILS OF THE MAIN GOLD INTERCEPT
IN HOLE # CC-10-45 IN ZONE 16(3)(4)(5)

Zone	Hole	From (metres)	To (metres)	Core Length (metres)	Lab-Expert (g/t Au)	Techni-Lab (g/t Au)
Zone 16	CC-10-45	333	334	1	193.24	178.37
		334	335	1	222.42	256.63
		335	336	1	44.18	48.97
		336	337	1	22.49	24.43
		337	338	1	0.64	1.37
		338	339	1	19.65	21.12
		339	340	1	12.14	17.57
			Average (g/t Au)		73.54	78.35
			Intersection (metres)		7	7
(3)	High grade results in Hole CC-10-45 were verified by a second lab, namely Techni-Lab.
(4)	Widths reported are drill core widths; true widths are unknown at this time.
(5)	Please see the National Instrument 43-101 disclosure at the end of this release for analysis details.

As detailed in Table 1 above, two very interesting intercepts were found in Zone 16. Hole CC-10-45 revealed 73.54 g/t Au (20.71 g/t Au cut at 30 g/t Au) over a width of 7 metres at a vertical depth of 250 metres, which included several high-grade intersections detailed in Table 2. Very favourable results were also confirmed in Hole CC-10-46, namely 22.76 g/t Au over 0.5 metres at a vertical depth of 130 metres. Zone 16 is composed of irregular quartz veins, varying in thickness from centimetres to decimetres, which contain iron carbonate and very fine grains of visible gold. Surrounding these veins are altered rocks containing between 3%-10% pyrite. The true width of this mineralized zone has not yet been determined. Drilling on the Mahoney Zone similarly uncovered a promising intercept of 12.31 g/t Au over 0.8 metres, at a vertical depth of 300 metres in a large altered and mineralized zone located north of the Mahoney Zone. Additional drilling is planned to test these zones at depth.

Launched on February 2, 2010, this first phase 5,000 metre drilling program is targeting depths below 400 metres to confirm continuation of favourable gold mineralization trends obtained at depth on properties in the vicinity. To date, drilling has targeted the lateral extension of Zone 16 to the west and the depth extension of the Mahoney Zone, two of three notable zones uncovered by previous owners of the property during the 1980s and 1990s. Drilling to date has totalled 3,432 metres over 8 holes, with 2,358 metres completed on Zone 16, and an additional 1,074 metres completed on the Mahoney Zone.

As several intercepts confirm favourable gold mineralization on the Cripple Creek property, Richmont expects to expand exploration efforts on this asset in the near future. The Company’s focus going forward is to build its reserve base and ultimately expand its production profile, and this property offers that potential.

Additional details about the Cripple Creek Property
Cripple Creek is a key exploration asset in Richmont’s portfolio. The 100%-owned property is located west of the Timmins Gold Camp in Ontario, where more than 70 million ounces of gold have been produced by various mining companies over the years. Situated just 5 kilometres to the south-west of the Timmins West Deposit, the 6.94 km2 (694 hectares) property is also adjacent to the Rusk Gold Zone, the 144 Syenite Discovery Zone and the Golden River Trend. Geologically, the Cripple Creek property is similar to its neighbours, with mafic and ultramafic volcanics covering the main part of the property and sediments in the south. The property is bordered by the Destor-Porcupine fault to the south and the Bristol fault to the north. The North-East/South-West (“NE-SW”) structure, which extends through the middle of the property, encompasses the Timmins West Deposit, the Rusk/Porphyry Gold Zones and the 144 syenite Discovery Zone.

RICHMONT MINES HITS 73.5 G/T AU OVER 7.0 METERS AT ITS CRIPPLE CREEK PROPERTY
April 12, 2010

About Richmont Mines Inc.
Richmont Mines has produced over 1,000,000 ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production in 1991. With extensive experience in gold exploration, development and mining, the Company is well positioned to cost-effectively build its North American reserve base through a combination of organic growth, strategic acquisitions and partnerships. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines' Annual Information Form, Annual Reports and periodic reports.

National Instrument 43-101 (NI 43-101)
The exploration program was conducted by qualified persons as defined by National Instrument 43-101. Specifically, the program was overseen by Mr. Grégoire Bastien, Geo., B.Sc., a qualified person as defined by NI 43-101, an employee of Richmont Mines Inc. and was supervised by Mr. Daniel Adam, Geo., Ph.D., Exploration Manager, a qualified person as defined by NI 43-101, an employee of Richmont Mines Inc.

The analyses were conducted at the Lab-Expert laboratory in Rouyn-Noranda, Quebec, by means of fire assay fusion with atomic absorption (AA) and gravimetric finish. The rejects of all samples of the CC-10-45 intercept were sent to Techni-Lab in Ste-Germaine Boulé, Quebec, and analysis was completed by means of fire assay fusion with atomic absorption (AA) and gravimetric finish. The verification process undertaken with Techni-Lab confirmed the initial results.

For more information, please contact:

Investor Relations:	Media Contact:
Jennifer Aitken	Marco Wingender
RICHMONT MINES INC.	EDELMAN Public Relations
Phone: 514 397-1410	Phone: 514 844-6665 ext. 240
E-mail: jaitken@richmont-mines.com	E-mail: marco.wingender@edelman.com

Ticker symbol: RIC
Listings: TSX – NYSE Amex
Web Site: www.richmont-mines.com